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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No.   )*

                                     MLX Corp.
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                                 (Name of Issuer)

                           Common Stock, $0.01 par value
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                          (Title of Class of Securities)

                                     553076100
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                    May 9, 1995
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 553076100
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Hawk Group of Companies, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,002,152
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,002,152
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     39.1%
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14   TYPE OF REPORTING PERSON*
     CO
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
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CUSIP No. 553076100

     This original Schedule 13D Statement is filed on behalf of The Hawk Group of Companies, Inc., an Ohio corporation ("Hawk"), for the purpose of reporting the receipt of proxies relating to the common shares, $0.01 par value, (the "Stock") of MLX Corp., a Georgia corporation ("MLX").

Item 1.   SECURITY AND ISSUER.

     This Schedule relates to the Stock of MLX, which has its principal executive offices at 1000 Center Place, Norcross, Georgia 30093.

Item 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Hawk, whose principal business is manufacturing friction materials, metal stampings and powder metal parts. The principal business address of Hawk is 200 Public Square, Suite 29-2500, Cleveland, Ohio 44114-2301.

     The following table sets forth the executive officers and directors of Hawk and certain information relating thereto:

                                                       Present Principal
Name                Title      Business Address        Occupation
Paul R. Bishop      Director   512 W. Gorgas Street    President of H-P
                               Louisville, Ohio 44641  Products, Inc.
                                                       512 W. Gorgas Street
                                                       Louisville, Ohio 44641

Dan T. Moore, III   Director   820 W. Superior Avenue  President of
                               Suite 800               Dan T. Moore Companies
                               Cleveland, Ohio 44113   820 W. Superior Ave.
                                                       Suite 800
                                                       Cleveland, Ohio 44113


William J. O'Neill, Director   30195 Chagrin Boulevard President of
Jr.                            Suite 310               Clanco Management Group
                               Cleveland, Ohio 44124   30195 Chagrin Boulevard
                                                       Suite 310
                                                       Cleveland, Ohio 44124
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CUSIP No. 553076100

Norman C. Harbert   Director,  200 Public Square       President and CEO of
                    President, Suite 29-2500           Hawk
                    Chief      Cleveland, Ohio 44114   200 Public Square
                    Executive                          Suite 29-2500
                    Officer                            Cleveland, Ohio 44114

Byron S. Krantz     Director,  One Cleveland Center    Partner
                    Secretary  20th Floor              Kohrman Jackson & Krantz
                               1375 East 9th Street    One Cleveland Center
                               Cleveland, Ohio 44114   20th Floor
                                                       1375 East 9th Street
                                                       Cleveland, Ohio 44114

Ronald E. Weinberg  Director,  200 Public Square       President of Weinberg
                    Treasurer  Suite 29-2500           Capital Corporation
                               Cleveland, Ohio 44114   200 Public Square
                                                       Suite 29-2500
                                                       Cleveland, Ohio 44114

Jeffrey H. Berlin   Vice       200 Public Square       Corporate Development
                    President  Suite 29-2500           Officer of Hawk
                               Cleveland, Ohio 44114   200 Public Square
                                                       Suite 29-2500
                                                       Cleveland, Ohio 44114

Thomas A. Gilbride  Vice       200 Public Square       Chief Financial Officer
                    President  Suite 29-2500           of Hawk
                               Cleveland, Ohio 44114   200 Public Square
                                                       Suite 29-2500
                                                       Cleveland, Ohio 44114

     All of the executive officers and directors of Hawk are citizens of the United States.

     During the last five years, neither Hawk nor any of the above-named executive officers or directors of Hawk has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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CUSIP No. 553076100

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Hawk acquired the proxies in connection with that certain Agreement for Purchase and Sale of the Capital Stock of S.K. Wellman Limited, Inc., dated April 10, 1995, between MLX and Hawk (as the same may be amended from time to time, the "Agreement"). S.K. Wellman Limited, Inc. is a wholly-owned subsidiary of MLX. Pursuant to the terms of the Agreement, MLX caused the members of the Board of Directors of MLX to enter into and execute an irrevocable proxy in favor of Hawk, with respect to all shares of Stock for which such members are entitled to vote, as further described in Item 6 below.

Item 4.   PURPOSE OF TRANSACTION.

     Pursuant to the terms of the Agreement, Hawk was granted the proxies authorizing certain representatives of Hawk, on behalf of Hawk, to vote the shares of Stock to be beneficially owned by Hawk in favor of the transactions contemplated by the Agreement.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to the most recently available information that Hawk has received from MLX, Hawk believes there are 2,565,450 shares of Stock outstanding. Hawk beneficially owns 1,002,152 shares of Stock, or approximately 39.1% of the outstanding Stock. Messrs. Moore, Harbert and Weinberg beneficially own 300 shares, 5,000 shares and 3,000 shares of Stock, respectively, which in each case is less than 1.0% of the outstanding shares of Stock.

     (b) Hawk has sole power to vote or to direct the voting of, the 1,002,152 shares of Stock beneficially owned by it, but does not have the sole power to dispose or to direct the disposition of any such shares of Stock.

     Of the persons listed in Item 2, the following beneficially own shares of Stock in the amounts indicated:

                                   Number         Sole/Shared
          Person                   of Shares      Voting/Disposition Power
          Dan T. Moore, III        300            Sole

          Norman C. Harbert        5,000          Sole

          Ronald E. Weinberg       3,000          Sole

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CUSIP No.553076100

(c) Of the persons listed in Item 2, the following transactions were effected within the past 60 days:

                                                                    Where/How
                                        Number     Approximate      Transaction
Person               Date               of Shares  Price Per Share  Effected

Norman C. Harbert    April 11, 1995     5,000      $9.70            Open Market

Ronald E. Weinberg   April 19, 1995     3,000      $9.17            Open Market


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Alfred R. Glancy, W. John Roberts and Beverly J. Roberts, S. Sterling McMillan, Willem F.P. de Vogel, Three Cities Holdings Limited and Teribe Limited, each executed an irrevocable proxy, pursuant to which Ronald E. Weinberg, Norman C. Harbert and Jeffrey H. Berlin, were irrevocably appointed as the representatives of Hawk, acting singly or jointly with full power of substitution to vote the Stock, which such person or entity providing the proxy would otherwise be entitled to vote, in favor of the transactions contemplated by the Agreement.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 7.1    -    Proxy of Alfred R. Glancy III

          Exhibit 7.2    -    Proxy of W. John Roberts and Beverly J. Roberts

          Exhibit 7.3    -    Proxy of S. Sterling McMillan III

          Exhibit 7.4    -    Proxy of Willem F.P. de Vogel

          Exhibit 7.5    -    Proxy of Three Cities Holdings Limited

          Exhibit 7.6    -    Proxy of Teribe Limited

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CUSIP No. 553076100

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 19, 1995.              /s/ Thomas A. Gilbride
                                   --------------------------
                                   Thomas A. Gilbride
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                                   EXHIBIT INDEX

     Exhibit No.    Description
     7.1            Proxy of Alfred R. Glancy III

     7.2            Proxy of W. John Roberts and Beverly J. Roberts

     7.3            Proxy of S. Sterling McMillan III

     7.4            Proxy of Willem F.P. de Vogel

     7.5            Proxy of Three Cities Holdings Limited

     7.6            Proxy of Teribe Limited